Exhibit 99

July 07, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Intimation

We would like to intimate the following:

1)

The Bank’s average advances under management (advances grossing up for inter-bank participation certificates, bills rediscounted and securitisation / assignment) were ₹ 27,423 billion for the June 2025 quarter, a growth of around 8.3% over ₹ 25,327 billion for the June 2024 quarter, and a growth of around 1.7% over ₹ 26,955 billion for the March 2025 quarter.

The Bank’s period end advances under management were approximately ₹ 27,820 billion as of June 30, 2025, a growth of around 8.0% over ₹ 25,750 billion as of June 30, 2024, and a growth of around 0.3% over ₹ 27,733 billion as of March 31, 2025.

The Bank’s period end gross advances aggregated to approximately ₹ 26,530 billion as of June 30, 2025, a growth of around 6.7% over ₹ 24,869 billion as of June 30, 2024.

During the quarter ended June 30, 2025, the Bank securitised / assigned loans of ₹ 33 billion as a strategic initiative.

2)

The Bank’s average deposits were ₹ 26,580 billion for the June 2025 quarter, a growth of around 16.4% over ₹ 22,831 billion for the June 2024 quarter, and around 5.1% over ₹ 25,280 billion for the March 2025 quarter.

The Bank’s average CASA deposits were ₹ 8,604 billion for the June 2025 quarter, a growth of around 6.1% over ₹ 8,106 billion for the June 2024 quarter, and around 3.8% compared to ₹ 8,289 billion for the March 2025 quarter.

The Bank’s average time deposits were ₹ 17,976 billion for the June 2025 quarter, a growth of around 22.1% over ₹ 14,725 billion for the June 2024 quarter, and around 5.8% compared to ₹ 16,991 billion for the March 2025 quarter.

The Bank’s period end deposits were approximately ₹ 27,640 billion as of June 30, 2025, a growth of around 16.2% over ₹ 23,791 billion as of June 30, 2024, and a growth of around 1.8% over ₹ 27,147 billion as of March 31, 2025.

The Bank’s period end CASA deposits were approximately ₹ 9,370 billion as of June 30, 2025, a growth of around 8.5% over ₹ 8,636 billion as of June 30, 2024, and were lower by around 0.8% over ₹ 9,446 billion as of March 31, 2025.

The Bank’s period end time deposits were approximately ₹ 18,270 billion as of June 30, 2025, a growth of around 20.6% over ₹ 15,154 billion as of June 30, 2024, and a growth of around 3.2% over ₹ 17,702 billion as of March 31, 2025.

3)	Key business volumes are as under:

Key figures (₹ billion)	30-June-24	31-Mar-25	30-Jun-25	QoQ	YoY

Advances under management*
Average	25,327	26,955	27,423	1.7%	8.3%
Period end	25,750	27,733	27,820	0.3%	8.0%

Gross advances – Period end	24,869	26,435	26,530	0.4%	6.7%

Deposits – Average	22,831	25,280	26,580	5.1%	16.4%
CASA deposits	8,106	8,289	8,604	3.8%	6.1%
Time deposits	14,725	16,991	17,976	5.8%	22.1%

Deposits – Period end	23,791	27,147	27,640	1.8%	16.2%
CASA deposits	8,636	9,446	9,370	(0.8%)	8.5%
Time deposits	15,154	17,702	18,270	3.2%	20.6%
*	gross of inter-bank participation certificates, bills rediscounted and securitisation / assignment

The results of the Bank as of June 30, 2025, will be subjected to a limited review by the statutory auditors of the Bank.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight